Mail Stop 3561

May 28, 2009

Dennis Cohen
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005
Glendale, CA 91206

> **Re:** **Hotel Outsource Management International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2009**
> **File No. 333-158929**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31,**
> **2008**
> **Filed April 13, 2009 and April 17, 2009**
> **Forms 10-Q and 10-Q/A for Period Ended March 31, 2009**
> **Filed May 15, 2009 and May 22, 2009**
> **File No. 000-50306**

Dear Mr. Cohen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Cover Page

1. We note that you have not marked the box indicating that the subscription rights are being offered on a continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the subscription rights on a continuous basis. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415.

Consolidated Financial Statements

2. Please revise to include the financial statements for the quarter ended March 31, 2009. See Rule 3-12 of Regulation S-X. Please make consistent revisions to your disclosure that appears under Management's Discussion and Analysis of Results of Operations and Financial Condition.

3. Please amend your filing to include the conformed signatures of your auditors in their audit report and consent. Refer to Rule 2-02(a) of Regulation S-X and Item 601(b)(23) of Regulation S-K. This comment also applies to your Form 10-K for the period ended December 31, 2008 as it relates to the auditor's report.

Signatures

4. Your Form S-1 is not signed as provided in the Form. Please clarify who signed as controller or principal accounting officer. See Form S-1 and instructions to signatures.

Exhibits

Exhibit 5.1 Legality Opinion

5. We note the date of the opinion and certain missing information. Please be advised that in order for this registration statement to become effective, it will be necessary for counsel to file a complete legality opinion executed and dated as of the effective date. Otherwise, please remove the updating disclaimer in the last paragraph of the opinion.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 45

Management's Report on internal Control Over Financial Reporting, page 45

6. We note the disclosure that your chief executive officer and chief financial officer have concluded that your "internal control over financial reporting was not *completely* effective as of December 31, 2008" (emphasis added). Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your internal control over financial reporting. If your internal control over financial reporting is ineffective, please state so and explain why and what steps you plan to take to make them effective. Please refer to Item 308 of Regulation S-K.

Remediation Efforts in Response to Material Weaknesses, page 46

7. You state that "[a]s of December 31, 2008, management performed the examination with regard to one material subsidiary, where the controls were found to be effective. Based on this examination, our management, including our Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2008, while certain of our disclosure controls and procedures were found to be effective in one material entity of the group, the disclosure controls and procedures in other material entities are believed to be effective but yet to be examined and evaluated." However, on page eight, you state that "[a]s of December 31, 2008, management performed the examination with regard to only one material subsidiary, where the controls were found to be effective. However, the disclosure controls and procedures in other material entities have yet to be examined or evaluated so HOMI management has been unable to conclude that HOMI's controls and procedures are effective. Because of this, management believes that its controls and procedures are not currently effective." Please revise your disclosure to affirmatively state the conclusion of management as to the effectiveness of your disclosure controls and procedures for the period covered by this report. This comment is also applicable to your Form 10-Q for the period ended March 31, 2009, where you provide an effectiveness conclusion as to internal controls as opposed to disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Signatures

8. Your Form 10-K is not signed as provided in the Form. Please clarify who signed as controller or principal accounting officer. See Form 10-K and General Instruction D.(2)(a).

Forms 10-Q and 10-Q/A for the Period Ended March 31, 2009

9. Your Forms 10-Q and 10-Q/A are not signed as provided in the Form. Your Forms 10-Q and 10-Q/A must also be signed by your principal financial officer or chief accounting officer. See Form 10-Q and General Instruction G.

*****

As appropriate, please amend your filings in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and the page numbers in the amendment, and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    • the company may not assert staff comments and the declaration of
    effectiveness as a defense in any proceeding initiated by the Commission or
    any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

    You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara
Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any
questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Andrea I. Weinstein, Esq.
    Via facsimile to (212) 480-0717